January 21, 2025

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd.
Room 1304, Building No. 25, Tian   an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, China, 511400

       Re: Top KingWin Ltd.
           Amendment No. 2 to Registration Statement on Form F-3
           Filed January 15, 2025
           File No. 333-283030
Dear Ruilin Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-3
Cover Page

1. We note your revised disclosure and response to prior comment 2 and reissue it in part. Please amend your disclosure here, on the cover page, to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, please provide cross-references to these other discussions in the summary of risk factors and risk factors sections.
 January 21, 2025
Page 2

Prospectus Summary
Permissions and Approvals from the PRC Authorities, page 3

2. We note your response to prior comment 4 and reissue it. In this regard, we note your disclosure that you and your subsidiaries "have received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which solely include the business licenses that authorize the scope of business operations, and no permission or approval has been denied." Please revise to explain how you arrived at this conclusion and the basis for your conclusion.
Summary of Risk Factors
Risks Related to Doing Business in China, page 6

3. We note your revised disclosure in response to prior comment 6 and reissue it in part.
       Please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.
       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu